Exhibit 12.2

COMMONWEALTH REIT

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2011	2010(1)	2010(1)	2009(1)	2008(1)	2007(1)	2006(1)
Earnings:
Income from continuing operations	$60,008	$57,572	$39,374	$72,429	$58,865	$64,733	$195,695
Equity in earnings and gains on equity transactions of investees	(19,567)	(41,451)	(43,272)	(6,546)	—	—	(119,423)
Fixed charges before preferred distributions	145,037	137,506	183,433	173,458	180,553	171,571	165,894
Distributions from investees	12,438	12,039	16,119	4,975	—	—	5,387
Capitalized interest	—	—	—	—	—	(489)	(335)
Adjusted Earnings	$197,916	$165,666	$195,654	$244,316	$239,418	$235,815	$247,218

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$145,037	$137,506	$183,433	$173,458	$180,553	$171,571	$165,894
Capitalized interest	—	—	—	—	—	489	335
Preferred distributions	33,162	38,001	47,733	50,668	50,668	60,572	44,692
Combined Fixed Charges and Preferred Distributions	$178,199	$175,507	$231,166	$224,126	$231,221	$232,632	$210,921

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.1x	0.9x	0.8x	1.1x	1.0x	1.0x	1.2x

(1)             Reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation.